INVEST IN **SQUARE BABY**

Allergen Introduction + 100% Daily Nutrition Baby Food Subscription.



squarebaby.com Bend OR

Female Founder | Subscription | Food Tech | Childcare

LEAD INVESTOR

Elliot Begoun Founder, TIG Brands

I've been in the CPG industry for over 30 years. I look for businesses with cult-like followers, great unit economics, capital efficiency, nimbleness, and resilience. Most importantly, I look for backable founders. Square Baby ticks every one of those boxes.

Katie and Kendall combine a deep understanding of childhood nutrition with the empathy of a mom. They know how to connect with their consumer.

The unit economics allow a significant portion of revenue to be reinvested into growth and the short cash conversion cycle support capital efficiency.

I see this as a brand with high growth potential and a limited need for continued fundraising, which means less dilution for me as an early investor.

I am excited by the potential, inspired by the founders, and comforted by the economics.

Invested $5,000 this round

Highlights

1. Subscription Model with Strong Retention of 79%. Strong LTV:CAC Ratio of 5:1
2. 75% Product Margin (50% including shipping) with National DTC Distribution
3. Proven Concept Serving 100,000+ Meals; Forecasted 12 Month Run Rate $1.1M (not guaranteed)
4. Experienced Female Founders: SBUX 1st Nutritionist; Genetic Counselor + Healthcare Startup Cofounder
5. Science-Based Brand Following AAP Recommendations (Allergen Introduction + Balanced, 100% Nutrition)
6. Tested for Heavy Metals and Winner of Clean Label Project's "Purity Award"
7. Target Takeoff Accelerator Graduates + Option to Launch in Retail + Online
8. Founding Members of Michelle Obama's PHA "Veggies Early and Often" Campaign

Our Team



Katie Thomson CEO

Registered Dietitian + Masters in Nutrition. As the 1st Nutritionist for Starbucks, Katie shaped their first Health & Wellness strategy, made foundational shifts to the menu, became a spokesperson for the company, and consulted the executive/board team.



Kendall Glynn COO

Certified Genetic Counselor. Masters in Biophysics & Molecular Genetics. Leadership Team at CPMC. Launched SFPA (SF's 1st private, full-service perinatal center). Currently serves as Board President of George Mark Children's House.

Pitch


DISRUPTING THE SUGAR-HEAVY
BABY FOOD INDUSTRY &
HELPING PREVENT FOOD ALLERGIES
BEET BERRY
AVOCADO GREENS
MANGO COCONUT CHICKEN


Did you know...
MOST BABY FOODS HAVE
MORE SUGAR THAN
LUCKY CHARMS?!


PROOF IS IN THE NUMBERS
Lucky Charms (1 Cup)
Wild Rumpus Avocado (91g)
Pineapple, Pear & Avocado (113g)
Green Dream (113g)
Avocado Greens (113g)
10g SUGAR
10g SUGAR
14g SUGAR
16g SUGAR
1g SUGAR


BRANDS IGNORING
HEAVY METALS ARE
CREATING DISTRUST
Leading baby food manufacturers knowingly sold products with high levels of toxic metals, a congressional investigation found


Can Feeding Your Baby Peanuts Early Help Prevent Food Allergies?
NO OTHER BABY FOOD IS
DEDICATED TO FOOD
ALLERGY PREVENTION



To our knowledge, we are the only baby food brand that is dedicated to food allergy prevention. There could be others that we do not know about.


PARENTS AND KIDDOS
DESERVE BETTER


SQUARE
BABY
THE WORLD'S ONLY BABY FOOD THAT OFFERS
100% DAILY NUTRITION & ALLERGEN INTRODUCTION
BEET BERRY
AVOCADO GREENS
MANGO COCONUT CHICKEN

To our knowledge, we are the only baby food brand that offers 100% daily nutrition and allergen introduction. There could be others that we do not know about.


3RD PARTY TESTED
FOR HEAVY METALS
clean label PROJECT®
PURITY AWARD


HAZELNUT PUMPKIN PIE
HELPING PREVENT
FOOD ALLERGIES

> *"Recent research like the LEAP, PETIT, and EAT studies show that introducing allergens early and often may help prevent food allergies. This is why USDA, AAAAI, NIH, AAP and more support introducing potentially allergenic foods like peanuts, egg, and milk as early as 4-6 months. We are proud to be one of the only baby food company offering 8 Top Allergens and an Allergen Introduction Menu including Almond Butter & Banana, Beet Berry, Blueberry Crush, and Hazelnut Pumpkin Pie. We are happy to offer parents a delicious way to introduce several allergens -- as part of their allergen introduction program." -- Katie Thomson MS, RD*

100% DAILY NUTRITION
100% BALANCED
100% DELICIOUS
100% EASY
0% WORRY


HEALTHY
FATS


BETTER PROTEINS.
STRONGER BABIES.


A
Yogurt
Protein
B
Plant
Protein
C
Animal
Protein

ALWAYS
VEGGIE-FIRST =
1/2 THE SUGAR AS
MOST POUCHES






VEGAN
VEGETARIAN
GLUTEN-FREE
DAIRY-FREE
Fe
EXTRA IRON
PROBIOTICS
OMEGA-3
ANIMAL PROTEIN
HEALTHY FATS
HERBS & SPICES
EXTRA GREENS
SPROUTED GRAINS

TAILORED TO
YOUR KIDDO

100% RECYCLABLE &
COMPOSTABLE PACKAGING




THIS IS NOT BABY FOOD.
THIS IS REAL FOOD.
FOR BABIES.

PARENTS & CELEBS
ARE RAVING


Future @peloton Wonder in the making!
#SquareBabyStrong
@becsgentry
"This is my go-to baby food!
I love that it's balanced, organic
and just like homemade.
And the kids love that it's
super-delicious.
Golden even steals bites!
– Elise & Golden Tate
@mrsshowtimetate | @showtimetate


MINIMIZED RISK
WITH CLEAR RUNWAY
TO PROFITABILITY


WE'VE BUILT THE SHIP.
NOW IT'S TIME TO
ACCELERATE GROWTH
200K
2.5M
11M
24M
43M
2023
2024
2025
2026
2027
*PROJECTIONS NOT GUARANTEED; ASSUMES FUTURE RAISE

We have strong, proven relationships with our national suppliers, organic farms, co-manufacturer, logistics and fulfillment partners.


5:1
LTV TO CAC RATIO
PARENTS LOVE
& GROW WITH US
79%
RETENTION
59%
CUSTOMERS THAT SPEND
AN AVG OF $1000
LIFETIME VALUE PER BABY
$560
ALL CUSTOMERS
$800
ALV OF CUSTOMERS THAT
ORDER 2+ BOXES (65%)

With strong retention and loyalty, our 5:1 LTV (lifetime value) to CAC (customer acquisition cost) means that for every $1 we spend in digital ads, we make $5 in revenue over the customer lifespan. Because when parents find us, they stick with us. (Metrics based on first 3 years in market.)


ORGANIC & FRESH
OPTIONS ARE LEADING
THE GROWTH OF THE
$150 BILLION
BABY FOOD MARKET
BABY FOOD MARKET WILL
REACH $150 BILLION BY 2032
WITH 5.3% CAGR
2022
2032
12% CAGR FOR ORGANIC & PREPARED/
FRESH BABY FOOD OUTPACES
CONVENTIONAL
12.5%
12.3%
5.3%
2024
2030


20%
10%
70%
Team
Inventory
Growth / Customer Acquisition
USE OF FUNDS
=
FUEL GROWTH

ON THE FOREFRONT OF ADVOCACY

PreventPeanutAllergies.org

PROJECT Clean. Pure. Science.

food allergy fund

Prevent Food Allergies

FARE

PARTNERSHIP FOR A HEALTHIER AMERICA

USDA

American Academy of Pediatrics
DEDICATED TO THE HEALTH OF ALL CHILDREN

DISRUPTING A CATEGORY WITH INDUSTRY-LEADING INNOVATIONS

	SQUARE BABY	HAPPY BABY	ONCE UPON A FARM	SERENITY KIDS	YUMI	CEREBELLY	LITTLE SPOON
ORGANIC	✓	✓	✓	✓	✓	✓	✓
100% NUTRITION	✓						
ALLERGEN INTRODUCTION	✓						
VEGGIE FIRST (LOW SUGAR)	✓			✓		✓	
MEAT OPTIONS	✓	✓		✓			
FRESH OR FROZEN	✓		✓		✓		✓
SPOON FED (NO POUCH)	✓				✓		✓
CLEAN LABEL CERTIFIED	✓		✓	✓	✓	✓	✓
RECYCLABLE PACKAGING	✓				✓		✓

BUILDING A BRAND PARENTS LOVE + TRUST

nutrition insight · crunchbase · POPSUGAR · healthline · FOOD navigator · Eat This, Not That! · RED TRICYCLE · FARE · Parents. · MarketWatch · New Hope Network · sheknows



USING SOCIAL MEDIA FOR GOOD & DONATING MEALS TO THOSE WHO NEED IT MOST

GOOD FEEDS + FEEDING AMERICA

WWW.GOOD-FEEDS.COM

POTENTIAL INNOVATION PIPELINE

SQUARE FOODS

SQUARE BABY



SQUARE BITES



SQUARE SMOOTHIES



SQUARE MEALS




THANK YOU
KATIE & KENDALL
KATIE@SQUAREBABY.COM
KENDALL@SQUAREBABY.COM